UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Visiona signs contracts with suppliers of Brazil’s

Geostationary Satellite System - SGDC

Thales Alenia Space and Arianespace have agreed to furnish

a satellite and its launching, respectively

Visiona signed contracts, today, December 12, with Thales Alenia Space (TAS) and Arianespace, which have respectively agreed to furnish a satellite and its launching. The contact with the satellite supplier also provides for the transfer of technology to Brazilian companies, under the coordination of the Brazilian Space Agency (AEB).

These supplier contracts were finalized by Visiona just two weeks after signing a contract with Telebras, the end customer of the SGDC (Strategic Defense and Communications Geostationary Satellite) system. “Another relevant stage of the project has been concluded, allowing us to move forward with the work of developing the system,” states Visiona President Nelson Salgado.

The supplier selection process took 12 months and was based on international best practices, focusing on meeting the technical, operational, and economic parameters of the project, as well as the requirements set forth by the Brazilian government for technology transfer.

With the SGDC system, Brazil intends not only to gain national sovereignty in strategic civilian and military communications, but also nationwide broadband Internet access.

ABOUT VISIONA

Visiona Tecnologia Espacial S.A. is a company jointly owned by Embraer and Telebras, controlled by Embraer and founded with the initial objective of integrating the Defense and Strategic Communications Geostationary Satellite (SGDC) system of the Brazilian government, which addresses the satellite communications needs of the Federal Government, including the National Broadband Program (PNBL) and a broad spectrum of strategic and defense communications.

Visiona has also the goal of becoming a satellite integration company, focusing on the demands of the National Space Activities Program (PNAE/AEB) and of the Strategic Space Systems Program (PESE/FAB).

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. Actual results may therefore differ substantially from those previously published as Embraer expectations.

Press information

Maria Selma dos Santos – selmasantos@rp1.com.br

Manuela Rios – manuelarios@rp1.com.br

RP1 Comunicação

Tel.: 11 5501-4655

www.rp1.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer